THIS IS YOUR PROXY - DO NOT DESTROY – THIS IS AN IMPORTANT DOCUMENT

This proxy is solicited by and on behalf of Management and the Board of Directors of TransAlta Corporation

The undersigned hereby appoints Donald Tremblay, Chief Financial Officer, or failing him, Alan J. Fohrer, Chair of the Audit and Risk Committee of the Board of Directors, or instead of the foregoing persons, as proxyholder of the undersigned shareholder with full power of substitution, to vote and otherwise act for and on behalf of the shareholder as directed below, and in respect of any amendments to the matters identified below, and all other matters that may properly come before the special meeting (the “Meeting”) of holders of cumulative redeemable rate reset first preferred shares, series G of TransAlta Corporation (the “Corporation”), voting separately as a series, to be held on Thursday, February 16, 2017 at 12:30 p.m. (local time) at BMO Centre, 20 Roundup Way S.W., Calgary, Alberta, Room 100B, and at any continuation after an adjournment thereof.

The shareholder has the right to appoint a person (who need not be a shareholder) other than those stated, as his or her nominee to attend and act at the Meeting, or at any adjournment thereof, and may exercise such right by striking out the names of the specified persons and inserting the name of such person in the blank space on this proxy form or by completing and submitting another appropriate form of proxy.

Item on which shareholder’s action is required:

1.	A special resolution (the “Series G Arrangement Resolution”) approving the Arrangement (as defined in the Management Proxy Circular of the Corporation dated January 16, 2017 (the “Circular”)), as more particularly described in the Circular. Please see the full text of the Series G Arrangement Resolution set out in Appendix “E” to the Circular.

FOR	AGAINST
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The form of proxy must be deposited with the Corporation’s Transfer Agent, CST Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting (or any adjournment thereof).

The undersigned hereby revokes any proxy previously given with respect to the Meeting.

The shares represented by this proxy will be voted for, against or withheld from voting, on any ballot that may be called for and will be voted as directed by each shareholder. If no choice is specified, the shares will be voted FOR the Series G Arrangement Resolution. Execution of this proxy is deemed to confer on the proxyholder discretionary authority to vote as she or he feels fit in respect of the matter set forth if no choice is specified and to act in respect of any amendments or other matters that may properly come before the Meeting or at any adjournment thereof.

This proxy must be signed and dated by the shareholder or by his or her attorney authorized in writing or, in the case of a corporation, the proxy shall be under its corporate seal attested by the hands of its proper officers, or under the hand of an officer or attorney duly authorized. If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), any one of the joint owners may sign the proxy and all executors, administrators, trustees, corporate officers, etc. must indicate the capacity in which they sign. If the proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to the shareholder.

The undersigned confirms the express wish that this document and the related documents including the Notice of Meeting and the Circular, be in English only.

Le soussigne confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d’information, soient rédigés en anglais seulement.

Your name (please print exactly as it appears on the back of the proxy form)

Your signature

Date (if you leave it blank, the proxy form will be deemed to bear the date on which it was mailed to you)

Position and signature (complete this section if you are signing on behalf of a corporation, estate or trust)

Name of member of Soliciting Dealer Group (as defined in the Circular), if any

If you have any questions, please call Kingsdale Advisors

at 1-877-659-1820 (toll-free in North America) or (416) 867-2272

(outside North America).

VOTING OPTIONS AND INSTRUCTIONS

The options available to convey your voting instructions are outlined below and further described in the Circular.

VOTE BY MAIL:

The form of proxy must be deposited with the Corporation’s Transfer Agent, CST Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting.

1.	In order to vote by mail, this proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person. If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), any one of the joint owners may sign.

2.	If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

3.	Proxies not dated in the space provided will be deemed to bear the date on which they were mailed to the shareholder.

4.	The name of the shareholder must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may sign.

5.	A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by the Corporation’s Transfer Agent by mail to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting (or any adjournment thereof).

6.	For further information, see the Circular.

VOTE BY PHONE:

In order to vote by phone, use any touch-tone phone to transmit your voting instructions not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting (or any adjournment thereof). Phone toll-free 1-888-489-7352 (English and French) and follow the instructions the “Vote Voice” provides you. Have this Proxy Form in hand when you call. You will be prompted to enter your 13 digit Control Number which is located on the bottom left hand side of this form. The control number is your personal security code and will be used to authenticate your voting instructions.

VOTE BY INTERNET:                     www.cstvotemyproxy.com

In order to vote by internet, use the internet address above to transmit your voting instructions, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting (or any adjournment thereof). Have this form in hand when you access the website. You will be prompted to enter your 13 digit Control Number.

i Your Control Number i